Description

Deutsche Bank is committed to giving investors cost-effective and convenient access to sophisticated investment products.

The DB Agriculture Double Short Exchange Traded Note (Symbol: AGA), DB Agriculture Double Long Exchange Traded Note (Symbol: DAG), DB Agriculture Short Exchange Traded Note (Symbol: ADZ), and DB Agriculture Long Exchange Traded Note (Symbol: AGF) (collectively, the “DB Agriculture ETNs”) are the first exchange traded products that provide investors with a cost-effective and convenient way to take a short or leveraged view on the performance of the agriculture sector.

All of the DB Agriculture ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™, which is composed, at any one time, of roughly equal percentages of corn, wheat, soybean, and sugar futures contracts.

Index History

Index history is for illustrative purposes only and does not represent actual DB Agriculture ETN performance. Index history is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index — Optimum Yield Agriculture Excess ReturnTM (the “Agriculture Index”) plus the monthly returns from the DB 3-Month T-Bill Index (the “T-Bill Index”), resetting monthly as per the repurchase value formula applied to the DB Agriculture ETNs, less the investor fee. The Agriculture Index is intended to reflect changes in the market value of certain agriculture futures contracts and is comprised of roughly equal percentages of corn, wheat, soybean and sugar futures contracts. You can find exact index weights at www.dbfunds.db.com/notes/agriculture. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. Past performance does not guarantee future results. For current index and DB Agriculture ETN performance, go to www.dbfunds.db.com/notes.

An investment in the DB Agriculture ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable pricing supplement.

* Deutsche Bank AG, London Branch and its affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.
** The DB Agriculture ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the DB Agriculture ETNs.

Not FDIC Insured — No Bank Guarantee — May Lose Value

www.dbfunds.db.com/notes/agriculture 877.369.4617 As of April 14, 2008

DB Agriculture ETN and Index Data
DB Agriculture ETN Symbols
Agriculture Double Short	AGA
Agriculture Double Long	DAG
Agriculture Short	ADZ
Agriculture Long	AGF
Unit Price at Listing
Agriculture Double Short	$25.00
Agriculture Double Long	$25.00
Agriculture Short	$25.00
Agriculture Long	$25.00
Intraday Intrinsic Value Symbols
Agriculture Double Short	AGAIV
Agriculture Double Long	DAGIV
Agriculture Short	ADZIV
Agriculture Long	AGFIV
Inception Date	4/14/08
Maturity Date	4/01/38
DB Agriculture Index Symbol	DBLCYEAG

Benefits
■	Leveraged and short notes
■	Low cost
■	Intraday access
■	Listed
■	Transparent
■	Tax treatment*

Risks
■	Non-principal protected
■	Leveraged losses
■	Subject to an investor fee
■	Limitations on repurchase
■	Concentrated exposure to agriculture

Issuer Details
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations**
S&P Rating	AA
Moody’s Rating	Aal

www.dbfunds.db.com/notes/agriculture 877.369.4617 As of April 14, 2008	What are the DB Agriculture ETNs?

The DB Agriculture ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index — Optimum Yield Agriculture™. The index is designed to reflect the performance of certain agriculture futures contracts on corn, wheat, soybeans and sugar.

Investors can buy and sell the DB Agriculture ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the DB Agriculture ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement which include a fee of up to $0.03 per security.

ETN Details
Yearly Investor Fee				0.75%
CUSIP
Agriculture Double Short			25154H566
Agriculture Double Long			25154H558
Agriculture Short			25154H541
Agriculture Long			25154H533
Listing Exchange			NYSE Arca
					Annual Index Performance (%)
Volatility					Year	Index +1x levered	Index +2x levered	Index -1x levered	Index -2x levered
	Index	Index	Index	Index	2007	30.18%	59.26%	-19.59%	-39.64%
	Note +1x	Note +2x	Note -1x	Note -2x	2006	14.90%	24.09%	-7.76%	-20.38%
	levered	levered	levered	levered	2005	13.23%	21.96%	-9.81%	-23.03%
1-Year	14.86%	29.53%	15.15%	30.72%	2004	-1.63%	-6.08%	0.59%	-1.75%
3-Year	14.45%	28.79%	14.72%	29.85%	2003	15.81%	31.80%	-14.52%	-28.35%
5-Year	14.08%	28.08%	14.29%	28.93%	2002	11.34%	21.13%	-9.97%	-21.03%
10-Year	13.54%	27.07%	13.71%	27.71%	2001	-18.37%	-36.90%	26.23%	51.65%
Since	12.53%	25.06%	12.66%	25.57%	2000	11.52%	16.66%	-1.72%	-9.42%
Inception					1999	-16.16%	-34.45%	25.62%	47.77%
					1998	-25.60%	-48.80%	41.32%	86.30%
					1997	4.74%	2.63%	1.87%	-3.07%
10-Year Historical Correlation†					1996	1.82%	-2.79%	5.13%	3.86%
				Lehman US Agg	1995	27.13%	52.33%	-14.30%	-30.89%
		S&P 500			1994	3.89%	3.17%	2.43%	0.29%
Index +1x levered		0.03		(0.04)	1993	17.84%	34.49%	-12.02%	-25.19%
Index +2x levered		0.03		(0.04)	1992	-3.91%	-11.23%	8.78%	13.99%
Index -1x levered		(0.03)		0.03	1991	13.55%	20.97%	-5.04%	-15.94%
Index -2x levered		(0.03)		0.03	1990	-9.38%	-25.07%	24.14%	41.21%
					1989	5.97%	2.00%	7.48%	4.80%

Index history is for illustrative purposes only and does not represent actual DB Agriculture ETN performance. Index history is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index — Optimum Yield Agriculture Excess ReturnTM (the “Agriculture Index”) plus the monthly returns from the DB 3-Month T-Bill Index (the “T-Bill Index”), resetting monthly as per the repurchase value formula applied to the DB Agriculture ETNs, less the investor fee. The Agriculture Index is intended to reflect changes in the market value of certain agriculture futures contracts on corn, wheat, soybeans and sugar. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. Past performance does not guarantee future results. For current index and DB Agriculture ETN performance, go to www.dbfunds.db.com/notes.

† The S&P 500 is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Lehman Aggregate Total Return Bond Value Unhedged USD Index is a measurement of change in bond market conditions based on the performance of a specified group of bonds.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting www.dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 1-877-369-4617, or you may request a copy from any dealer participating in this offering.

The DB Agriculture ETNs (the “Securities”) are unsecured obligations of Deutsche Bank AG, London Branch. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the DB Agriculture ETNs other than Deutsche Bank AG, London Branch’s ability to meet its obligations. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity, and leveraged losses. Investing in the Securities is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your Securities even if the value of the relevant index has increased. If at any time the redemption value of the Securities is zero, your Securities will expire worthless. An investment in the DB Agriculture ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the Securities. Sales in the secondary market may result in losses.

The DB Agriculture ETNs are concentrated in agriculture commodity futures contracts. The market value of the Securities may be influenced by many unpredictable factors, including, among other things, volatile agriculture prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The DB Agriculture ETNs are concentrated in a single commodity sector, are speculative, and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The DB Agriculture Double Long ETN and DB Agriculture Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.